[LETTERHEAD OF WEIL, GOTSHAL & MANGES LLP]

October 9, 2007

Ms. Jeanne Baker

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	EnergySolutions, Inc.

Amendment No. 3 to Registration Statement on Form S-1

(No. 333-141645)

Dear Ms. Baker:

Thank you for your letter dated October 2, 2007 setting forth the comments of the Staff of the Securities and Exchange Commission on Amendment No. 2 to Registration Statement on Form S-1 (No. 333-141645) of EnergySolutions, Inc. In addition, thank you for your time last week in providing us with guidance in responding to the Staff’s comments to some of the financial disclosures in the Registration Statement.

Enclosed is Amendment No. 3 to the Registration Statement, which has been marked to reflect changes made since Amendment No. 2 to Registration Statement was filed on September 11, 2007.

Attached hereto is a memorandum from EnergySolutions setting forth responses to each of the comments raised by the Staff in its comment letter. For ease of reference, each comment is reprinted and is followed by EnergySolutions’ response. Page references in the memorandum refer to Amendment No. 3 to the Registration Statement.

Please do not hesitate to call me at (212) 310-8316 or my colleague, Barbra Broudy, at (212) 310-8744, with any questions or comments you may have.

Very truly yours,

/s/ Boris Dolgonos
Boris Dolgonos

cc:	Jennifer Hardy
Andrew Schoeffler
(Securities and Exchange Commission)

Val John Christensen
(EnergySolutions, Inc.)

Kris F. Heinzelman
(Cravath, Swaine & Moore LLP)

MEMORANDUM

October 9, 2007

Re:	EnergySolutions, Inc.

Amendment No. 3 to Registration Statement on Form S-1

(No. 333-141645)

This memorandum sets forth the responses of EnergySolutions, Inc. (“ES” or “we”) to the comments of the Staff of the Securities and Exchange Commission contained in a letter to ES, dated October 2, 2007, relating to ES’s Amendment No. 2 to Registration Statement on Form S-1 (the “Registration Statement”).

For ease of reference, each comment is reprinted below and is followed by ES’s response. Page references in this response memorandum refer to Amendment No. 3 to the Registration Statement, which has been marked to show changes made since Amendment No. 2 to Registration Statement was filed on September 11, 2007.

Summary Historical and Unaudited Pro Forma Financial Data, Page 10

1.	We note your response to prior comments 6 and 10 regarding your combined successor and predecessor periods for fiscal year 2005. We reiterate our prior comments. Generally accepted accounting principals do not allow for the combining of these periods and as such we continue to object to your presentation. As previously indicated, we believe that the most appropriate presentation within MD&A is a brief discussion of the historical results of the predecessor and successor so that you comply with Item 303 of Regulation S-K and a discussion of pro forma sales, cost of sales and gross profit for the year ended December 31, 2005 as compared to the years ended December 31, 2006 and 2004.

Pursuant to our conversation with Jeanne Baker, we have removed the combined predecessor and successor periods for the fiscal year 2005. In our MD&A, we have included a discussion of our historical predecessor and successor periods and a discussion of our pro forma revenues, cost of revenues and gross profit. See pages 59 through 63.

2.	We note your response to prior comment 7 and we continue to have concerns regarding the presentation of Adjusted EBITDA as a performance measure. Question 8 of the SEC “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures” states that while there is no per se prohibition against removing a recurring item, companies must meet the burden of demonstrating the usefulness of any measure that excludes recurring items, especially if the non-GAAP financial measure is used to evaluate performance. Given the nature of the recurring items you are removing, it does not appear that your non-GAAP measure complies with Item 10(e), Specifically:

•

You have not demonstrated how the elimination of the accretion of the D&D liabilities, especially given the nature of your business, provides investors with a useful measure of your performance. It is unclear to us how the elimination of charges related to the estimated present value of your future obligations related to your final capping, closure and post-closure monitoring activities at your Clive, Utah landfill, your final capping a closing activities of your South Carolina landfill and the costs related to the decontamination and decommissioning of your facilities and equipment in Tennessee and at certain customer sites which qualify as asset retirement obligations results in a useful measure of the Company’s performance. Please revise accordingly.

•

You have not demonstrated how the elimination of non-cash charges such as the impairment charges for the write-off of intangible assets provides a useful measure of performance. In this regard, we note that your operations benefited from your old name and the permits you previously acquired. In addition, given the significance of your intangible assets, we assume that these costs may recur in the future. Refer to Item l0(e)(l)(ii)(B) of Regulation S-K.

•

You have not demonstrated how the elimination of sponsor fees provides a useful measure of performance. We note that the fees paid under the three separate advisory service agreements were for financial advisory, monitoring and oversight services. We assume that the services provided by the sponsors were reasonable and necessary and contributed to the Company’s results of operations. We assume that notwithstanding the fact that these agreements will be terminated in connection with your IPO you will continue to incur similar costs in the future. We therefore do not understand how any performance measure that eliminates such charges presents a useful performance measure for investors.

•

You have not demonstrated how the elimination of non-cash equity compensation provides a useful measure of performance. Specifically, you have not identified the different ways and reasons your share-based payments vary from your cash compensation or other operating expenses such that the elimination of non-cash compensation provides a useful measure of performance.

•

In your discussion of the limitations of EBITDA and Adjusted EBITDA, you have not identified each item that you have eliminated and how you overcame the limitations caused by the elimination of each item as it relates to a performance measure. In this regard, we note that the elimination of each item creates its own limitations regarding the usefulness of your non-GAAP measure as a performance measure.

•

We note that you do not use the exact same “Adjusted EBITDA” measure as those under in your credit facilities because that measure includes certain adjustments that you believe should not be included in evaluating your operating results. We do not disagree. However, for this same reason, we do not believe that you should refer to this measure as it relates to your credit facilities in your discussion of operating performance. In addition, Adjusted EBITDA appears to be a component of several of your financial ratio covenants. As such, if you believe that the financial ratios based on Adjusted EBITDA are covenants that are material to an investor’s understanding of your financial condition and/or liquidity you should disclose the ratios as calculated by the debt covenants and address each disclosure item set forth in Question 10 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. In this regard, we do not believe that it is appropriate to provide only one component (i.e. Adjusted EBITDA) of your financial ratios as this limited presentation does not convey to investors how well you are doing in relation to the stated ratios. In addition, any discussion of your financial ratios is more appropriately provided in the liquidity section of Management’s Discussion and Analysis.

•	We note that you do not use the exact same “Adjusted EBITDA” measure as those under in your management incentive calculations because that measure includes certain adjustments that you believe should not be included in evaluating your operating results. We do not disagree. However, for this same reason, we do not believe you should indicate to investors Adjusted EBITDA is a useful performance measure because it serves as the basis for determining incentive compensation under your employment agreements. Any discussion of Adjusted EBITDA for the purposes of your employment agreements, to the extent material, should be discussed in the context of you Compensation Discussion and Analysis on pages 115 through 117.

•

The presentation of EBITDA and Adjusted EBITDA for the predecessor periods implies that prior management managed and assessed the predecessor operations using these metrics. Since you have indicated that the predecessor’s management did not use these measures we continue to believe they should not be presented.

Pursuant to our conversation with Jeanne Baker, we have removed references to Adjusted EBITDA.

Unaudited Pro Forma Financial Information, Page 42

Unaudited Pro Forma Balance Sheet, page 44

3.	We note that your acquisition of RSMC is already reflected in your historical balance sheet. However, given its significance, please expand your disclosures to provide the following, as such information is not yet fully presented in your historical financial statements.

•	A schedule showing the calculation of the purchase price and its components, including its allocation. The following should be clearly identified:

•	Net tangible assets and liabilities acquired,

•	Identifiable intangible assets,

•	Fair value adjustments to net tangible and intangible assets and liabilities, and

•	Costs and fees of the acquisition

•	The significant adjustments to fair value and how they were determined should be disclosed,

We have revised pages 41 and 42 and Note 3 on page F-37 in response to the Staff’s comment.

In addition, we supplementally advise the Staff that there were no significant adjustments to the fair value of RSMC’s historical assets and liabilities, with the exception of the valuation of the customer relationship intangible asset, which is separately disclosed on page F-37.

Unaudited Pro Forma Income Statement, page 46

Note (e), page 48 and Note (j) on page 49

4.	We note you are using assumed interest rates for your credit facility. Since actual interest rates can vary from those depicted, please disclose the effect on income of a 1/8 percent variance in interest rates.

We have revised notes (e) and (j) on pages 45 and 46, respectively, in response to the Staff’s comment.

Note (h), page 48

5.	You indicate that your purchase price allocation is preliminary. Please expand your disclosures to provide a sensitivity analysis to highlight the effect of changes to (i) the amount of identifiable intangible assets recognized and (ii) their useful lives on your pro forma net income.

We have revised note (h) on page 45 in response to the Staff’s comment.

Note (i). page 48

6.	Please tell us supplementally and expand footnote (i) to address the how the pension arrangements were restructured and what your basis was for determining that the restructuring was directly related to the acquisition. Please also address how the adjustment amounts were determined. In this regard, we note the disclosures in Note 3 to RSMC’s audited financial statements on page F-96 that RSMC recorded two adjustments which gave rise to an £8.0 million charge to the income statement. Please address how each of these adjustments indirectly related to the acquisition.

We have revised note (i) on page 46 in response to the Staff’s comment.

We supplementally advise the Staff that because the restructuring of the pension arrangements took place to facilitate BNFL’s sale of RSMC, we determined that the related adjustments should be shown as being directly related to our acquisition of the business.

Management’s Discussion and Analysis. page 53

Results of Operations, page 60

7.	We assume your columnar caption indicating that the years ended December 31, 2006 and 2004 are combined is incorrect. Please revise accordingly.

We have revised page 56 in response to the Staff’s comment.

Six Months Ended June 30, 2007 compared to Six Months Ended June 30, 2006, page 61

8.

We note that despite the fact that your revenue increased $103 million, or 60%, for the six months ended June 30, 2007 over the six months ended June 30, 2006 and your interest expense decreased $6.2 million for the six months ended June 30, 2007 over the six months ended June 30, 2006 your net income decreased $15.2 million. Your discussion does not provide adequate insight as to why this is the case. At a minimum, please expand your discussion of cost of revenues and segment and corporate selling, general and administrative expenses to discuss these expenses as a percentage of revenues to provide better insight into the changes in these expenses apart from absolute dollar increases or decreases resulting from changes in revenues.

We have revised pages 57 and 58 in response to the Staff’s comment.

Contractual Obligations and Other Commitments, page 70

9.	We note the disclosure under “Credit Facilities” on page 69. Please either provide a pro forma table reflecting the credit facilities or provide disclosure regarding the impact of the credit facilities on your contractual obligations.

We have revised footnote (1) on page 67 in response to the Staff’s comment.

Critical Accounting Policies – Compensation Expense, page 75

10.	We note your response to prior comment 14 and have the following additional comments regarding your compensation related to the granting of your profit interest units.

•

As previously requested, please revise your disclosures to clearly identify the material assumptions used in determining the fair value of the units at each grant date and the reasons for changes in these underlying assumptions. Given the material non-cash equity compensation you have recognized we believe detailed information regarding how you determined the fair value of profit interests granted is material and necessary information for your investors. Please provide this information within your critical accounting policy disclosures. We note however that this disclosure should be expanded to include the underlying assumptions regarding for each grant date similar to what you have provided supplementally for your June 30, 2006 grant date.

We have revised pages 72 and F-24 in response to the Staff’s comment to include the valuation methodologies used to determine the grant date fair value of the profit interest units.

•	We do not understand why disclosing disaggregated fair value per unit of profit information would not be meaningful information to investors in your common stock. In this regard,

please clarify whether the profit interest units will be converted into common stock of EnergySolutions, Inc. If so, we believe that this information, along with the conversion terms of each class of profit interest units, is necessary for an. investor’s analysis of the reasonableness of management’s estimated fair value of your historical equity transactions in light of your estimated IPO price. Please provide these disclosures.

We have revised pages 72 and F-24 in response to the Staff’s comment.

Energy Solutions, LLC Financial Statements for the Year Ended December 31, 2006

General

11.	We note your response to prior comment 21. As previously requested, please provide this information in your filing. As we also previously indicated, we believe this information may be best disclosed in the charts to your corporate structure on pages 35 and 36.

We have revised page 33 in response to the Staff’s comment.

Note 2 – Summary of Significant Accounting Policies – Revenue and Cost of Revenues page F-4

12.	We note your response to prior comment 23. Please revise your critical accounting policies for fixed-priced contracts to include the information provided in the first, second and fourth paragraphs of your response.

We have revised pages 69 and F-12 in response to the Staff’s comment.

Note 3 – Acquisitions, page F-15

13.

We note your response to prior comment 26. We note that your acquisitions of Duratek and Envirocare resulted in the allocation of a significant amount of the purchase price to goodwill and only a relatively minor amount of the purchase price to permits and licenses. As such, please provide us with a more comprehensive discussion of why you believe that it is appropriate determine the fair value of these acquired intangible assets using the replacement cost method. In this regard, we note that you indicate that “Although difficult, these permits and licenses can he obtained by another market participant…” Please provide us more insight into this statement. Specifically address how difficult the process is to obtain these permits and licenses and the probability that another market participant could obtain these permits and licenses. Although we note your belief that applying the replacement cost methodology may be done with more precision than the excess earnings or other fair value methodologies, it is unclear that replacement cost is a reliable measure of fair value for these assets. Please also provide us with a copy of your valuation report.

We supplementally advise the Staff that we evaluated various methodologies to estimate the fair value of permits and licenses acquired in connection with our acquisitions of Envirocare and Duratek, including excess earnings and other fair value methodologies. However, in our analysis we determined that permits and licenses do not generate cash flows in and of themselves. Rather, the permits and licenses only provide the potential ability to generate cash flows when combined with a viable customer base. Furthermore, permits and licenses for the processing and disposal of radioactive waste are generally not separately transferable (without the sale of the associated underlying business). As a result, we believe that application of an excess earnings approach to value the permits and licenses on a stand-alone basis would not represent the fair value of those assets.

Therefore, rather than applying an excess earnings approach to all intangible assets acquired, we have segregated the intangible assets and applied the method that we believe best estimates the fair value of each asset. Given the fact that the permits and licenses do not have stand alone value without an associated business with viable customers, we believe that a market participant would pay no more for the assets than their replacement cost. Using the replacement cost method, which we believe is the most appropriate valuation method for permits and licenses, we then used the resulting value of the permits and licenses as a contributory asset charge in applying the excess earnings method for determining the value of the customer relationships.

Although permits and licenses are issued regularly by government agencies, the processing of obtaining them is time- consuming and expensive. The renewed interest in nuclear energy has caused an increase in applications for permits and licenses to process, handle and dispose of nuclear waste generated by entities involved in the hazardous waste removal and processing industry. The licensing and permitting process depends upon the type and complexity of the license or permit requested. Time frames can range from 6 months to 10 years depending upon the complexity of the permits and licenses being sought.

We purchased Envirocare and Duratek to achieve our objective to become a leading provider of specialized, technology-based nuclear services worldwide by capitalizing on significant near- and long-term growth opportunities in the nuclear services industry. We paid a premium for these companies over the fair value of net tangible and identified intangible assets because these companies were essential to the achievement of our objective. In addition, the size of the combined company has enabled us to pursue future business that we would not have been qualified or capable of pursuing as a smaller company. Because we provide nuclear services, we believe that our future customers are more likely to contract with a larger company because of the perceived lower risk.

14.	We note your responses to prior comment 28 and 29. You indicate that the cash flows related to long-term customer contracts were projected and used in your fair value analysis of the overall customer relationship. You further indicate that two primary methodologies were utilized in the valuation of customer relationships depending on the characteristics of the customer. Those methodologies were the “With and Without” DCF approach and the “Excess Earnings” approach. We have the following comments in this regard. Please be as detailed as necessary for us to understand the appropriateness of the methodologies you utilized and as well as the appropriateness of the assumptions underlying those methodologies. Please provide us with a copy of your valuation report.

•	Quantify the fair value of the customer relationships determined by the “With and Without” approach versus the “Excess Earnings” approach.

•	Identify the characteristic(s) of the customers that led you to use the “With and Without” DCF approach versus the “Excess Earnings” approach.

•

Identify the nature of the long-term customer contracts for which the customer relationship fair value was determined using the “With and Without” DCF approach. In this regard, it is unclear to us how the cash flows of long-term customer contracts are taken into account in this approach. Please quantify the value of these contracts.

•	Tell us more about the “Excess Earnings” method. It is unclear whether you have separately identified the cash flows related to the long-term customer contracts in place as of the date of acquisition.

We supplementally advise the Staff as follows:

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The fair value of the Duratek and Envirocare customer relationship intangible assets determined using the “With and Without” approach to applying the Discounted Cash Flow method (a form of the Income Approach) is approximately 5% and 44% (or $2.9 million and $27.8 million), respectively, of the fair value of our customer relationships as compared to 51% (or $32.6 million) of the fair value of our customer relationship intangible assets determined using the excess earnings approach.

•

The “With or Without” approach was used for disposal customers (non-services customers). The characteristics of these customers that led us to use the “With or Without” approach is the longer duration of the contracts and the upfront costs associated with acquiring these customers as well as the high likelihood that the customers would ultimately use our services (due to our unique and specialized capabilities) to address their waste disposal needs.

•

We are the largest non-government owner and operator of facilities in the United States for the treatment and disposal of LLRW and MLLW and we handle more than 95% of the LLRW generated in the United States that is disposed of in commercial sites. Therefore, we believe that the likelihood of our customers using another disposal and/or treatment facility is extremely low. Because of the very high likelihood that our customers will continue using our disposal and treatment facilities, we believe the “With or Without” approach is appropriate for this subset of our customers.

•	The contracts for these customers are typically for disposal services and have an estimated fair value of $30.7 million ($2.9 million for Duratek and $27.8 million for Envirocare).

•	In applying the “With and Without” approach to valuing the disposal customers, the value of the business unit is first determined assuming that all of the current customers are in place (“With”). The business unit value is determined using a traditional income (discounted cash flow) model using the expected earnings generated by the customers and discounted back to their present value. We then determined the business unit value of the entity without its customers currently in place (“Without”). This value is derived from the expected discounted cash flows of the customers we would have to attract and includes assumptions related to the time and cost of obtaining those customers. In the Without analysis, it is assumed that the same cash flows would be realized but at a 24 month lag due to the estimated average time it takes customers to begin using our disposal services. The difference between these business unit values, when combined with the customer acquisition costs, represents the value of the customer relationships in place at the date of acquisition.

•

The fair value of the customer relationships for the commercial and government service customers was determined using the “Excess Earnings” method. We have separately identified the anticipated cash flows related to the existing customer contracts in place as of the date of the acquisition and discounted those cash flows to present value, including anticipated renewals. In connection with this method, we also made certain assumptions related to expected revenue growth rates as well as customer attrition, based on historical rates.

Note (16) Segment Reporting and Business Concentrations, page F-27

15.	You indicate in Note 7 to your six months ended June 30, 2007 interim financial statements that as of result of acquiring RSMC you began reporting results from your operations outside North America in a new International segment. We also note that you had operations outside North America prior to the acquisition of RSMC in June 2007. Please revise to restate your historical segment information to reflect your new reporting structure or clarify why it is impractical to do so. Please refer to paragraphs 34 and 35 of SFAS 131 for disclosure requirements.

We have revised page F-28 in response to the Staff’s comment. Revenues from our operations outside of North America for the year ended December 31, 2006 were less than 1% of our total revenues and were included in our Commercial Services segment. Due to the immateriality of this amount, we did not restate our historical segment information to reflect our new International segment. However, we have added disclosure to quantify the impact.

Energy Solutions, LLC Financial Statements for the Six Months Ended June 30,2007 Note (5) Senior Credit Facilities, page F-37

16.	We note that you are required to make mandatory quarterly repayments in addition to the scheduled quarterly payments. Based upon the $7.631 million current portion of long term debt recorded as of December 31, 2006 and June 30, 2007 it is unclear that, these additional mandatory quarterly payments have been reflected. Please revise your disclosure to clarify how these additional payments are taken into consideration in determining the current portion of your long-term debt.

We have revised pages 11, 24, 35, 42, 48, 66, 67, 74, F-3, F-20, F-21, F-22, F-32, F-35, F-38 and F-39 in response to the Staff’s comment.

Mandatory principal repayments based upon an excess cash flow calculation may be required at the end of each quarter.

At the end of each quarter we perform a calculation to determine the amount of excess cash flow as defined by our credit agreements and, based on our leverage ratio, multiply that amount by zero to 0.5. We then subtract any optional prepayments we may have made on the term loans, and if the remaining balance is greater than zero we are required to make a mandatory principal repayment. If the remaining balance is less than zero, no mandatory principal repayment is required. Under the terms of our credit agreements, we have 45 days from the end of the first 3 quarters of the year and 120 days from year end to make this calculation and provide it to our lenders with any required mandatory principal repayments.

In response to the Staff’s comment, we reviewed our year-end excess cash flow calculation that was provided to our lenders on April 12, 2007, which was subsequent to the issuance of our audited financial statements for the year ended December 31, 2006. We determined that even though the calculation was performed subsequent to the issuance of our audited financial statements, we should have performed the calculation prior to the issuance of the audited financial statements and reclassified any required mandatory principal repayment from noncurrent to current debt. The year-end calculation required us to make a mandatory principal repayment of $9.0 million by April 30, 2007. In performing our review, we also determined that we had made an optional prepayment of $5.0 million in September 2006, in addition to our scheduled repayments in September

2006 and December 2006, that can be applied to our future scheduled and mandatory principal repayments. Thus, we determined that the current portion of our long-term debt at December 31, 2006 should have been $11.6 million (the mandatory principal repayment of $9.0 million plus scheduled principal repayments for the next year of $7.6 million less optional prepayments of $5.0 million).

In addition, we reviewed our calculation of the current portion of our long-term debt at June 30, 2007. Our excess cash flow calculation for the quarter ended June 30, 2007 did not require us to make a mandatory principal repayment. During the six months ended June 30, 2007, we made optional prepayments of $27.0 million that can be applied to our future scheduled and mandatory principal repayments. Thus, we determined that the current portion of our long-term debt at June 30, 2007 should be $0 as the optional prepayments exceed the amount of our next four scheduled quarterly repayments. Therefore, as of June 30, 2007, optional prepayments of $28.2 million can be applied to future scheduled and mandatory principal repayments (optional prepayments made in September 2006 of $5.0 million plus optional prepayments made during the six months ended June 30, 2007 of $27.0 million, less optional prepayments applied to scheduled principal repayments for March 2007 and June 2007 of $3.8 million).

In light of the foregoing, the current and noncurrent portions of long-term debt on our balance sheets at December 31, 2006 and June 30, 2007 have been reclassified.

Reactor Sites Management Company Limited Financial Statements

Note (1) Summary of Significant Accounting Policies (a) Description of Business and Basis of Presentation. page F-89

17.	Please expand your disclosures to better clarify the nature of the relationships between Magnox Electric Limited (Magnox), Energy Sales and Trading Limited (ESTL) and Reactor Sites Management Company Limited (RSMC) such that those entities are appropriately combined for financial statement purposes. In this regard, provide us additional information regarding ESTL as you do not appear to have mentioned this entity in your July 27, 2007 correspondence. Also, clarify what you are trying to convey in the third paragraph.

We have revised note 1(a) on page F-91 in response to the Staff’s comment.

We supplementally advise the Staff that ESTL was not specifically referred to in our letter dated July 27, 2007 because its activities were a small part of the contractual relationship between the overall Magnox business, comprising Magnox Electric Limited and ESTL, and the NDA. Fees earned from the NDA by ESTL amounted to £305,000 and £936,000 for the years ended March 31, 2007 and 2006, respectively, compared to total fees earned by the overall business of £577 million and £668 million for the years ended March 31, 2007 and 2006, respectively. These fees are included in the combined financial information.

ESTL earned fees from the provision of advice to the NDA on the sale of electricity from its power stations. Under UK law, any business providing such advice needs to be regulated by the UK Financial Services Authority (“FSA”). In order to avoid unnecessary administrative burdens associated with registering the much larger Magnox Electric Limited business with the FSA, a separate legal entity, ESTL, was formed to undertake this fee-earning activity. In addition, we supplementally advise the Staff that in the third paragraph of note 1(a), we were seeking to clarify that a third party, British Energy plc, is now providing this electricity trading advice to the NDA but that this change would not have a material impact on the financial results of the RSMC business.

18.	You indicate that no interest or cash has been allocated to the business. Expand your disclosure to clarify the bases for the lack of such allocations.

We have revised note 1(a) on page F-91 in response to the Staff’s comment.

In addition, we supplementally advise the Staff that no interest expense or cash was allocated to the business as the BNFL group had no debt and hence no related interest expense and the RSMC business was self-funding through its NDA contract.

Combined Income Statements, page F-86 and Note (3) Restructuring of Pension Arrangements, page F-96

19.	We note that you have reflected the pension related restructuring costs outside of cost of revenues. Given the nature of these charges and your statement on page 57 that you include all of the costs associated with your Magnox Electric site employees and subcontractors in cost of revenues provide your basis for this classification.

We supplementally advise the Staff that, as noted in our response to comment 6, the fiscal year 2007 pension-related restructuring costs were incurred to facilitate the sale of RSMC. These costs are separate from any costs reimbursable under the NDA contract (including, for example, costs relating to Magnox Electric site employees or subcontractors). Because these costs are not directly related to, or reimbursed under, the contract with the NDA, they are not related to any revenue. We therefore disclosed it separately in the income statement and did not include it in cost of revenues.

Board of Directors, page 113

20.	We note that the board of directors is currently composed of 7 directors, none of whom is independent. We also note that you intend to appoint three independent directors and that you expect the board of directors to be composed of 9 directors at that time. Please disclose, if known at this time, which of the current directors will not continue to serve on the board of directors.

In response to Staff’s comment, we have revised the disclosure on page 110.

Exhibit 5.1

21.	Please advise us as to whether the registered shares that may be sold by the selling stockholder are currently issued and outstanding. If so, please have counsel revise its opinion in the second to last paragraph to state whether these shares are validly issued, fully paid and non-assessable.

The shares of common stock that may be sold by the selling stockholder are not currently issued and outstanding. Such shares of common stock will be issued prior to the offering in connection with our reorganization.